SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No.    )

HUGHES TELEMATICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

73104R102

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Communications Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 53,814,291 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 11,133,164 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,814,291 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 64.1%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund V (PLASE), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,382,993 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,283,371 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,382,993 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 4.0%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo German Partners V GmbH & Co. KG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 381,567 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 99,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 381,567 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Verwaltungs V GmbH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 381,567 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 99,530 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 381,567 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 57,197,284 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,416,535 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,197,284 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 68.1%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person AIF V Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 57,197,284 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 12,416,535 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,197,284 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 68.1%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 60,447,284 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,716,535 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,447,284 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 72.0%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 60,447,284 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,716,535 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,447,284 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 72.0%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 60,447,284 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,716,535 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,447,284 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 72.0%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 60,447,284 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,716,535 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,447,284 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 72.0%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,764,560 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,382,901 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,560 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 4.5%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management V, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,764,560 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,382,901 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,764,560 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 4.5%

14	Type of Reporting Person CO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,014,560 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,682,901 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,014,560 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 7,014,560 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,682,401 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,014,560 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 8.4%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Hughes Communications, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person CO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person AP/RM Acquisition, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person AIF IV/RRRR LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person ST/RRRR LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person OO

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person PN

CUSIP No. 73104R102
1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management IV, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,250,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,300,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person CO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.           Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.0001 (the “Common Stock”), of Hughes Telematics, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 41 Perimeter Center East, Suite 400, Atlanta, Georgia 30346.

Item 2.           Identity and Background

This Statement on Schedule 13D is filed jointly by (i) Communications Investments LLC, a Delaware limited liability company (“Communications LLC”), (ii) Apollo Investment Fund V (PLASE), L.P., a Delaware limited partnership (“AIF V (PLASE),” and together with Communications LLC, the “Apollo V Funds”), (iii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V”), (iv) Apollo Management V, L.P., a Delaware limited partnership (“Management V”), (v) AIF V Management LLC, a Delaware limited liability company (“AIF V Management”), (vi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (viii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (ix) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (x) Apollo Verwaltungs V GmbH, a limited liability company registered in Germany (“Apollo German GP”), (xi) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”), (xii) Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), (xiii) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Apollo Principal”), (xiv) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Apollo Principal GP”), (xv) Hughes Communications, Inc., a Delaware corporation (“HCI”), (xvi) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (xvii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (xviii) AIF IV/RRRR LLC, a Delaware limited liability company (“RRRR LLC”), (xix) AP/RM Acquisition, LLC, a Delaware limited liability company (“AP/RM LLC”), (xx) ST/RRRR LLC, a Delaware limited liability company (“ST LLC,” and together with AIF IV, Overseas IV, RRRR LLC and AP/RM LLC, the “Apollo IV Funds”), (xxi) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), (xxii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), and (xxiii) Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management IV”).  The Apollo V Funds, German V, Management V, AIF V Management, Apollo Management, Management GP, Management Holdings, Holdings GP, Apollo German GP, Advisors V, Capital Management V, Apollo Principal, Apollo Principal GP, the Apollo IV Funds, Advisors IV, Management IV, Capital Management IV and HCI are referred to herein collectively as the “Reporting Persons”.  The principal address of each of the Apollo V Funds, Advisors V, Capital Management V, the Apollo IV Funds, Advisors IV, Capital Management IV, Apollo Principal and Apollo Principal GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address of German V and Apollo German GP is Hainer Weg 13-15, 60599, Frankfurt, Germany.  The principal address of each of Management IV, Management V, AIF V Management, Apollo Management, Management GP, Management Holdings and Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.  The principal address of HCI is 11717 Exploration Lane, Germantown, MD 20876.

Communications LLC is principally engaged in the business of investment in securities of the Issuer and serves as the fiduciary for German V with respect to its investment in securities of the Issuer.  AIF V (PLASE) is principally engaged in the business of investing in securities of the Issuer.  AIF IV and Overseas IV are principally engaged in the business of investing in securities.  RRRR LLC, AP/RM LLC and ST LLC are principally engaged in the business of investment in securities of HCI.  HCI is principally engaged in the telecommunications business.

Apollo German GP is principally engaged in the business of serving as the general partner of German V.  Management V is principally engaged in the business of serving as the manager of each of the Apollo V Funds and other Apollo investment funds, and serves as a special limited partner of German V and as the sole shareholder of Apollo German GP.  Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF V (PLASE) and other Apollo investment funds, and as a special limited partner of German V.  AIF V Management is the general partner of Management V and is principally engaged in the business of serving as the general partner of Management V.

Management IV is principally engaged in the business of serving as the manager of each of the Apollo IV Funds.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF IV and the managing general partner of Overseas IV.

Apollo Management is the managing general partner of Management IV and the sole member and manager of AIF V Management.  Apollo Management is principally engaged in the business of serving as the managing general partner of Management IV, and as the sole member and manager of AIF V Management and other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member and manager of Management GP.  Management Holdings is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Capital Management IV is the general partner of Advisors IV and is principally engaged in the business of serving as general partner to Advisors IV.  Capital Management V is the general partner of Advisors V and is principally engaged in the business of serving as general partner to Advisors V.  Apollo Principal is the sole stockholder of Capital Management IV and of Capital Management V.  Apollo Principal is principally engaged in the business of serving as the sole stockholder of Capital Management IV, Capital Management V and other Apollo Capital Management entities.  Apollo Principal GP is the general partner of Apollo Principal and is principally engaged in the business of serving as the general partner of Apollo Principal.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Apollo Principal GP and Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

On March 31, 2009, Hughes Telematics, Inc., a Delaware corporation (“Merged Co”) merged with and into the Issuer (formerly named Polaris Acquisition Corp.).  Upon the closing of the merger of Merged Co into the Issuer (the “Merger”), all of the shares of Merged Co held by the Apollo V Funds and HCI were cancelled and converted into the right to receive shares of Common Stock.  Prior to the closing of the Merger, (i) Communications LLC and AIF V (PLASE) held an aggregate of 889,420 shares of common stock of Merged Co, which were acquired in various transactions, including a private placement in April 1, 2006, upon the exchange of Series A preferred stock of Merged Co and upon the exercise of warrants issued by Merged Co, and (ii) AIF V (PLASE) and HCI held an aggregate of 2,500,000 shares of Series B preferred stock of Merged Co, acquired in a private placement in March 2009 for $12,000,000 cash in the case of AIF V (PLASE) and in payment of a trade payable of $13,000,000 owed to a subsidiary of HCI in the case of HCI.  Communications LLC acquired 300,000 shares of common stock of Merged Co in April 2006 for an aggregate purchase price of $350,000, and acquired an aggregate of 7,500 shares of Merged Co’s Series A preferred stock and warrants to purchase 550,000 shares of common stock of Merged Co in private placements in July 2006, June 2007 and November 2007 for an aggregate purchase price of $75,000,000.  AIF V (PLASE) acquired the warrants to purchase 6,611 shares of common stock of Merged Co that it held prior to the Merger in connection with a secured $5,000,000 incremental loan commitment extended by AIF V (PLASE) to Merged Co in December 2008.

The warrants to purchase common stock of Merged Co that were held by Communications LLC prior to the Merger were exercisable at prices of $50.00 per share, $100.00 per share and $150.00 per share.  The warrants held by AIF V (PLASE) were exercisable at a price of $0.01 per share.  Prior to the closing of the Merger, Communications LLC exercised the warrants it held and purchased an aggregate of 550,000 shares of Merged Co’s common stock using 5,500 shares of Merged Co’s Series A preferred stock with an aggregate face value of $55,000,000, and exchanged the remaining 2,000 shares of Merged Co’s Series A preferred stock for an aggregate of 32,809 shares of common stock of Merged Co, and AIF V (PLASE) exercised the warrants it held and purchased 6,611 shares of Merged Co’s common stock for an aggregate exercise price of $66.11.

Each of the Apollo V Funds obtained the funds used to purchase the shares of stock of Merged Co that were converted into shares of Common Stock of the Issuer in connection with the Merger from capital contributions through their investors.  HCI received the shares of Merged Co’s Series B preferred stock that were converted into shares of Common Stock of the Issuer in connection with the Merger, as payment in full of a trade payable that Merged Co owed to a subsidiary of HCI.

Item 4.           Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except for the agreement to increase the size of the board of directors of the Issuer and the voting arrangement as provided for in the Shareholders Agreement (as defined in Item 6) or as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.           Interest in Securities of the Issuer

Following the closing of the Merger, the Apollo V Funds and HCI are the record owners of an aggregate of 13,716,535 shares of Common Stock and of an additional aggregate of 46,730,749 shares of Common Stock that were issued and placed in escrow upon the closing of the Merger (the “Escrow Shares”).  Under the terms of the Escrow Agreement (as defined below), HCI and each of the

Apollo V Funds have the right to vote their respective Escrow Shares and thus the Apollo V Funds and HCI may be deemed to beneficially own an aggregate of 60,447,284 shares of Common Stock, which represents approximately 72.0% of the Issuer’s outstanding Common Stock, including all of the shares placed into escrow upon closing of the Merger.

The shares of Common Stock shown as beneficially owned by German V and Apollo German GP includes 381,567 of the shares of Common Stock shown as beneficially owned by Communications LLC.  The shares of Common Stock shown as beneficially owned by Management V and AIF V Management includes the shares of Common Stock owned of record and beneficially owned by Communications LLC and AIF V (PLASE), respectively.  The shares of Common Stock shown as beneficially owned by Advisors V and Capital Management V includes the shares of Common Stock owned of record by AIF V (PLASE) and shown as beneficially owned by German V.

The Apollo IV Funds are the record owners of an aggregate of approximately 57.4% of the common stock of HCI.  Because HCI, Communications LLC and AIF V (PLASE), along with the other shareholders as identified in the Shareholders Agreement, agreed to certain transfer restrictions with the Issuer pursuant to the Shareholders Agreement, which in the case of HCI prohibit HCI from selling any of the shares of Common Stock owned by it for six months following the closing of the Merger, except under limited circumstances, HCI may be deemed to be a member of a group together with the Apollo V Funds.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of the other shareholders that signed the Shareholders Agreement in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

Apollo Management, Management GP, Management Holdings and Holdings GP may also be deemed to beneficially own, and the shares of Common Stock shown as beneficially owned by such Reporting Persons, includes the shares of Common Stock shown as beneficially owned by Management V, AIF V Management and Management IV.

Apollo Principal and Apollo Principal GP may also be deemed to beneficially own, and the shares of Common Stock shown as beneficially owned by such Reporting Persons, includes the shares of Common Stock shown as beneficially owned by Capital Management IV and Capital Management V.

The shares of Common Stock reported as beneficially owned by each of HCI and the Apollo V Funds also includes such Reporting Persons’ respective allocation of the Escrow Shares.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by any of the other Reporting Persons in excess of such Reporting Person’s pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 83,971,426 outstanding shares of Common Stock of the Issuer, after giving effect to the completion of the Merger and the repurchase of certain shares of Common Stock, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2009.

(b)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement

On March 12, 2009, the Issuer and Merged Co entered into the Second Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement closed on March 31, 2009.  Under the terms of the Merger Agreement, Merged Co was merged with and into the Issuer, which thereafter changed its name to Hughes Telematics, Inc.  Under the terms of the Merger Agreement, all of the outstanding Series A preferred stock and warrants of Merged Co were exchanged or exercised, as applicable, for shares of common stock of Merged Co prior to the Merger.  Upon the Merger, all of the common stock of Merged Co was converted into the right to receive shares of Common Stock of the Issuer, all of Merged Co’s outstanding stock options were exchanged for options to purchase shares of Common Stock of the Issuer, and all of the outstanding shares of Series B preferred stock of Merged Co were converted into the right to receive shares of Common Stock of the Issuer.  In addition to the shares of Common Stock to be issued to the stockholders of Merged Co, the Issuer also issued and placed an aggregate of approximately 59,000,000 shares of Common Stock into escrow (collectively, the “Earn Out Shares”), to be released to the former stockholders of Merged Co in three tranches, pending achievement of stock price targets of $20.00, $24.50 and $30.50 of the Common Stock within specified measurement periods during the five years following the closing of the Merger.  Under the terms of the Merger Agreement, if the stock price targets are not achieved, the shares that would have otherwise been released to the former stockholders of Merged Co will be cancelled and returned to the Issuer.

Under the terms of the Merger Agreement, the former stockholders of Merged Co, other than the former holders of Merged Co’s Series B preferred stock, agreed to indemnify the Issuer and other related parties, against losses due to Merged Co’s breach of any representation and warranty made by Merged Co, any covenant or obligation of Merged Co under the Merger Agreement, or if certain pre-closing taxes of Merged Co exceed reserved amounts.  The Merged Co stockholders, other than the former holders of Merged Co’s Series B preferred stock, also agreed to indemnify the Issuer against any costs incurred by the Issuer in enforcing its indemnification rights under the Merger Agreement.  7.5% of the shares of Common Stock otherwise issuable upon closing of the Merger to the former stockholders of Merged Co, other than shares issuable to the former holders of Merged Co’s Series B preferred stock, will be placed into escrow (collectively, the “Indemnity Shares”) and, along with an aggregate 7.5% of the Earn Out Shares, will be reserved to satisfy the indemnification obligations of the former stockholders of Merged Co.  The Indemnity Shares, less any shares related to unresolved indemnification claims, will be released to the applicable former stockholders of Merged Co on the fifth business day after the date that is fifteen months after closing of the Merger.  The Earn Out Shares that are reserved to satisfy indemnification claims, less any shares related to unresolved indemnification claims, will be released to the applicable former stockholders of Merged Co in tranches at the same time the Earn Out Shares are released, if at all.

Shareholders Agreement

At the closing of the Merger Agreement, the Issuer, Communications LLC, as a stockholder and as the escrow representative for the former stockholders of Merged Co, AIF V (PLASE), HCI and certain other stockholders of the Issuer entered into the Shareholders Agreement dated as of March 31, 2009 (the

“Shareholders Agreement”).  The Shareholders Agreement provides certain registration rights to the stockholders that are a party to the agreement, including demand registration rights, shelf registration rights for shares of Common Stock received in connection with the cancellation of Merged Co’s Series B preferred stock, the right to include shares of Common Stock on certain registration statements filed by the Issuer, and in the case of the former holders of Merged Co’s Series B preferred stock, the right to demand an underwritten offering beginning twelve months after closing of the Merger Agreement.

Under the terms of the Shareholders Agreement, the stockholders that entered into the agreement, other than the stockholders that formerly held Merged Co’s Series B preferred stock, agreed that the board of directors of the Issuer would consist of nine persons, and agreed to vote the shares of Common Stock they hold or have the right to vote in support of the nominees for the board as designated by Communications LLC, which will have the right to designate up to six nominees and to participate with the Issuer’s board in designating two other nominees, and the three nominees designated by the Issuer’s board, which includes two nominees selected jointly with Apollo.

In addition, under the Shareholders Agreement, the former holders of Merged Co’s Series B preferred stock agreed not to sell the shares of Common Stock received as a result of the Merger for a period of six months after the closing of the Merger.  The stockholders that are party to the Shareholders Agreement also agreed not to sell the shares of Common Stock they receive in connection with the shares of Merged Co’s common stock they formerly held for a period of two years after the closing of the Merger, with certain limited exceptions, and agreed to restrictions on the transfer of any Earn Out Shares that they may receive.

Escrow Agreement

At the closing of the Merger Agreement, the Issuer, Communications LLC, as the escrow representative, and Continental Stock Transfer & Trust Company, as escrow agent, entered into the Escrow Agreement dated as of March 31, 2009 (the “Escrow Agreement”).  Under the terms of the Merger Agreement and the Escrow Agreement, Communications LLC, as the escrow representative, has the right to respond to and take action with respect to indemnification claims made by the Issuer, including settling any such claims and agreeing to the release of Indemnity Shares and Earn Out Shares reserved for indemnification claims.  As the escrow representative, Communications LLC may also demand the release of each tranche of the Earn Out Shares if the stock price target for such tranche is achieved.  Shares of Common Stock released from escrow will be released to the former stockholders of Merged Co in accordance with the allocations agreed to at the closing of the Merger.  The Earn Out Shares may also be distributed to the former shareholders of Merged Co upon a change in control or reorganization of the Issuer.  The former stockholders of Merged Co will each be entitled to vote their allocation of the Earn Out Shares and the Indemnity Shares while those shares remain in escrow.

The foregoing summaries of the Merger Agreement, the Shareholders Agreement and the Escrow Agreement are each qualified in their entirety by reference to such agreements, which are attached to this Schedule 13D as Exhibits 2, 3 and 4, respectively, and each of which is incorporated herein by this reference.

Item 7.           Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of April 10, 2009, by and among the Reporting Persons.

Exhibit 2:

Second Amended and Restated Agreement and Plan of Merger dated as of March 12, 2009, by and between the Issuer and Merged Co (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2009 (File No. 001-33860).

Exhibit 3:

Shareholders Agreement dated as of March 31, 2009, by and among the Issuer, the Apollo V Funds, HCI and the other shareholders identified therein (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2009 (File No. 001-33860).

Exhibit 4:

Escrow Agreement dated as of March 31, 2009, by and among the Issuer, Communications LLC, Trivergance, LLC and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2009 (File No. 001-33860).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	April 10, 2009	By:	COMMUNICATIONS INVESTMENTS LLC

			By:	APOLLO MANAGEMENT V, L.P.
Its Manager

				By:	AIF V MANAGEMENT, LLC
Its General Partner

					By:	APOLLO MANAGEMENT, L.P.
Its sole Member/Manager

						By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

							By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO INVESTMENT FUND V (PLASE), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO GERMAN PARTNERS V GMBH & CO. KG

		By:	APOLLO ADVISORS V, L.P.
Its Managing Limited Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO VERWALTUNGS V GMBH

		By:	/s/ Angela Bartl
Angela Bartl
Managing Director

Date:	April 10, 2009	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO CAPITAL MANAGEMENT V, INC.

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, LLC
Its General Partner

			By:	APOLLO MANAGEMENT, L.P.
Its sole Member/Manager

				By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	AIF V MANAGEMENT, LLC.

		By:	APOLLO MANAGEMENT, L.P.
Its sole Member/Manager

			By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	HUGHES COMMUNICATIONS, INC.

		By:	/s/ Dean A. Manson
Dean A. Manson
Senior Vice President, General Counsel and Secretary

Date:	April 10, 2009	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	AIF IV/RRRR LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	APOLLO MANAGEMENT, L.P.
Its General Partner

				By:		APOLLO MANAGEMENT GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	AP/RM ACQUISITION, LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	APOLLO MANAGEMENT, L.P.
Its General Partner

				By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	ST/RRRR, LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	APOLLO MANAGEMENT, L.P.
Its General Partner

				By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO CAPITAL MANAGEMENT IV, INC.

		By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO MANAGEMENT IV, L.P.

		By:	APOLLO MANAGEMENT, L.P.
Its General Partner

			By:		APOLLO MANAGEMENT GP, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO MANAGEMENT, L.P.

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO MANAGEMENT GP, LLC

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 10, 2009	APOLLO MANAGEMENT HOLDINGS, L.P.

		By:	APOLLO MANAGEMENT HOLDINGS GP, LLC
Its General Partner

			By:		/s/ John J. Suydam
John J. Suydam
Vice President

Date:	April 10, 2009	APOLLO MANAGEMENT HOLDINGS GP, LLC

		By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date:	April 10, 2009	APOLLO PRINCIPAL HOLDINGS I, L.P.

		By:	APOLLO PRINCIPAL HOLDINGS I GP, LLC
Its General Partner

			By:		/s/ John J. Suydam
John J. Suydam
Vice President

Date:	April 10, 2009	APOLLO PRINCIPAL HOLDINGS I GP, LLC

		By:	/s/ John J. Suydam
John J. Suydam
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP and Apollo Principal GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Holdings GP and Apollo Principal GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Holdings GP and Apollo Principal GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.

APOLLO INVESTMENT FUND V (PLASE), L.P.

By:	APOLLO ADVISORS V, L.P.
Its General Partner

	By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO GERMAN PARTNERS V GMBH & CO. KG

By:	APOLLO ADVISORS V, L.P.
Its Managing Limited Partner

	By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO VERWALTUNGS V GMBH

By:	/s/ Angela Bartl
Angela Bartl
Managing Director

APOLLO ADVISORS V, L.P.

By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO CAPITAL MANAGEMENT V, INC.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT V, L.P.

By:	AIF V MANAGEMENT, LLC
Its General Partner

	By:	APOLLO MANAGEMENT, L.P.
Its sole Member/Manager

		By:		APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF V MANAGEMENT, LLC.

By:	APOLLO MANAGEMENT, L.P.
Its sole Member/Manager

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

HUGHES COMMUNICATIONS, INC.

By:	/s/ Dean A. Manson
Dean A. Manson
Senior Vice President, General Counsel and Secretary

APOLLO INVESTMENT FUND IV, L.P.

By:	APOLLO ADVISORS IV, L.P.
Its General Partner

	By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS IV, L.P.

By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

	By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF IV/RRRR LLC

By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

	By:	APOLLO MANAGEMENT, L.P.
Its General Partner

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AP/RM ACQUISITION, LLC

By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

	By:	APOLLO MANAGEMENT, L.P.
Its General Partner

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

ST/RRRR, LLC

By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

	By:	APOLLO MANAGEMENT, L.P.
Its General Partner

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS IV, L.P.

By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO CAPITAL MANAGEMENT IV, INC.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT IV, L.P.

By:	APOLLO MANAGEMENT, L.P.
Its General Partner

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT, L.P.

By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT GP, LLC

By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		APOLLO MANAGEMENT HOLDINGS GP, LLC
Its General Partner

	By:	/s/ John J. Suydam
John J. Suydam
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ John J. Suydam
John J. Suydam
Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:		APOLLO PRINCIPAL HOLDINGS I GP, LLC
Its General Partner

	By:	/s/ John J. Suydam
John J. Suydam
Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:		/s/ John J. Suydam
John J. Suydam
Vice President